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                                                                    Exhibit 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (in thousands)
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

                                Period from inception
                                   (August 20, 1998)
                                       through            Fiscal Year Ended   Nine Months Ended
                                     December 31,            December 31,        September 30,
                                        1998                     1999                2000
                                ---------------------     -----------------   -----------------
Fixed charges:
  Interest expense, including
   amortization of debt expense        $   10                  $  2,145          $    4,956

  Assumed interest element
   included in rent expense                 7                       120               1,120
                                       ------                  --------          ----------
Total fixed charges:                       17                     2,265               6,076

Earnings (loss)
  Pre-tax net loss                       (890)                  (54,169)           (582,576)
  Fixed charged per above                  17                     2,265               6,076
                                       ------                  --------           ---------
  Total earnings (loss)
   before fixed charges                  (873)                  (51,904)           (576,500)

Ratio of earning to fixed charges          --                        --                  --
                                       ======                  ========           =========

Deficiency of earnings available
 to cover fixed charges                $ (890)                 $(54,169)          $(582,576)
                                       ======                  ========           =========
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